BERKSHIRE BANCORP INC.
160 Broadway
New York, NY  10038

March  31, 2010

VIA EDGAR

Ms. Brittany Ebbertt
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Berkshire Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
File No. 000-13649

Dear Ms. Ebbertt:

On March 11, 2010, I wrote to you on behalf of Berkshire Bancorp, Inc. (the “Company”) to request an extension to March 31, 2010, the due date of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, to respond to the Staff’s comment letter received on March 1, 2010.  As we discussed yesterday, inasmuch as the Company is filing a Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K in order to complete the impairment analysis of certain securities the Company held in its investment portfolio at December 31, 2009, we request a further extension to April 15, 2010, the date by which the Company will file such Annual Report.

Please contact me at (212) 791-5362 if you have any questions regarding this request for an extension.

Thank you for your courtesy.

Very truly yours,

/s/ Steven Rosenberg
Chief Executive Officer and President